August 31, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Personality Software Systems, Inc.
Amendment No. 1 to Form S-1
File No. 333-182393
Filed August 3, 2012

Dear Mr. Crispino:

Personality Software Systems, Inc. submits this letter to you in response to your letter of August 29, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Risk Factors, page 8

General

1.
We note the revised disclosure in response to prior comment 2.  It is not clear whether you consider the escrow agent’s responsibilities as the issuer’s legal counsel to pose a conflict of interest.  Please advise or revise your disclosure accordingly.  Additionally, if you do not believe that a potential conflict of interest warrants risk factor disclosure, please explain the basis of your conclusion in your response letter.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have added a risk factor as to the potential conflict of interest considering our escrow agent is also the company’s legal counsel.  We have provided a copy of the risk factor as it appears in the revised filing below.

THE ESCROW AGENT HERETO IS ALSO LEGAL COUNSEL FOR THE COMPANY RAISING A POTENTIAL CONFLICT OF INTEREST.

Harold P. Gewerter, Esq. Ltd. is acting as legal counsel for the issuer and is also acting as escrow agent for the offering and therefore is not an independent third party.  Mr. Gewerter’s position as escrow agent and legal counsel to the Issuer may create a conflict as it relates to requests by the Issuer to release funds from escrow and Mr. Gewerter’s duties to the investors under the escrow.

COMMENT:

Exhibits, page 11-2

2.
We note that you have entered into a verbal agreement whereby your sole executive officer will provide you an advance of funds to complete the “registration costs” and “other costs that occur until the potentially six months that the offering will continue”.  Given that this is an agreement between your company and an executive officer and director, a written description of the verbal agreement should be filed as an exhibit to your registration statement.  For guidance, see Item 601(b)(10)(iii)(A) of Regulation S-K and Question 146.04 of the Division’s Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included the verbal agreement between our Company and our executive officer regarding the advance of funds as an exhibit in the revised filing.  We have provided below a copy of the exhibit it appears with the Form S-1/A filing.

EXHIBIT 99.3: Oral Summary of Advance of Funds Agreement

Mr. Lizama, our sole office and director, has agreed to advance the Company funds to meet its obligations including the expenses necessary to stay current with accounting and audit, registration costs, and other cost that occur until the potentially six months that the offering will continue.  We anticipate the costs of these obligations could total approximately $10,000 and these advances will not be repaid from the raised funds.  While management estimates $10,000 for such costs; there is no maximum amount of funds that Mr. Lizama has agreed to provide.  Mr. Lizama, because he is the sole office and director, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Uriel Lizama
Uriel Lizama